UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Electric Moto Corp New

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

28500R106

(CUSIP Number)

Jeff A Knepp

1816 Dela Vina #2 Santa Barbara, CA 93101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4th, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 28500R106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Jeffery A Knepp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
a. ☐ (Party is a member of an expressly affirmed group sharing beneficial interest in the shares)
b. ☒ (Party disclaims membership in a group or describes a relationship with other person(s) but does not affirm the existence of a group)

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
a. ☐ Yes
b. ☒ No
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 5,150,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,150,000
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Amount not Disclosed in Row (2)
a. ☐ Yes
b. ☒ No
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%
14	TYPE OF REPORTING PERSON* IN

*All Calculations are based upon outstanding shares of 65,704,000 as of 14 Feb 08.

CUSIP No. 28500R106	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, $0.0001 par value of Electric Moto Corp New, a Delaware corporation (the “Company”). The principal executive office of the Company is located at 3165 East Main St, Ashland, Oregon 97520

Item 2.

Identity and Background.

(a)  Name:

Jeff A Knepp

(b)  Residence or Business Address:

1816 Dela Vina #2, Santa Barbara, CA 93101

(c)  Present Principal Occupation or Employment:

Financial Consultant

(d)  Criminal Conviction(s) During Prior 5 Years:

[   ] Yes     [ X ] No

(e)  Court or Administrative Proceeding(s) During Prior 5 Years:

[   ] Yes     [ X ] No

(f)  Citizenship:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

Consideration in the form of consulting services were rendered as compensation for the Shares and no monies or consideration were borrowed or accrued as owed, respectively, for the consideration rendered.

Item 4.

Purpose of Transaction.

The securities were acquired as compensation for past, current, and ongoing consulting services to the issuer, pursuant to the Consulting Agreement.

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)

None

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

Consulting Services for hands on general business development and management were rendered in contemplation of, and utilized for the Merger transacted on or about Q4 08.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

None

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

Change in the Board of Directors occurred resultant from the Merger herein referenced.

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Change in capital structure resulted from merger.

Any material change in the present capitalization or dividend policy of the issuer;

(f)

None known at this time.

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

None known at this time.

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 28500R106	13D	Page 4 of 5 Pages

(h)

None

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

None

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

None

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, Jeff A Knepp is the beneficial owner of 5,150,000 shares of the Issuer’s common stock, or approximately 8.59% of the common stock outstanding, inclusive of 500,000 options to purchase the Issuer’s common stock. The options were issued on April 10th 2006 with an exercise price of $0.50 per share.  The Reporting Person owned 2,550,000 prior to December 4th, 2007.

(b)

Jeff Knepp has sole voting discretion for the 5,150,000 Shares reported hereunder.

(c)	For the sixty Day Period between December 4, 2007 - February 4, 2008
		Reporting Person	Date of the Transaction	Person Effecting Transacting	Amount of Securities Involved	Price Per Share of Unit	Where and How the Transaction was Effected
	1	Jeff Knepp	2/4/2008	Jeff Knepp	2,600,000.00	$ 0.25	Consulting

(d)

No other person besides the Reporting Person herein, Jeff Knepp, is vested with beneficial rights to the securities contemplated herein.

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Jeff Knepp, the Reporting Person, and Electric Moto Corporation, Inc., the Issuer, have been operating under the terms of an oral agreement to have Mr. Knepp serve as a consultant for Electric Moto on a continuing basis. His duties shall be as a day to day consultant related to Electric Moto’s marketing, finances, office management and production/design. The CFO of the Issuer is the Reporting Person’s father.

Item 7.

Material to be filed as Exhibits.

None

CUSIP No. 28500R106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

By:	/s/ Jeffery A Knepp
Jeffery A Knepp

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)